[LOGO OF a21]

November 3, 2005

Mr. Robert Telewicz
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:  a21, Inc. (the "Company")
     Item 4.02 Form 8-K
     File no. 000-51285

Dear Mr. Telewicz:

We respectfully respond to your captioned letter as follows:

On September 20, 2005, the Company filed an amendment to its Form 10-KSB for the year ended December 31, 2004, an amendment to its Form 10-QSB for the three months ended March 31, 2005, and a Form 8-K/A to disclose, among other things, revisions to its financial statements resulting from additional debt discount and additional paid-in capital that were required to be reflected due to the existence of a beneficial conversion feature in its then outstanding convertible subordinated notes. In addition, the Company determined that it had not properly reflected the allocation of goodwill and a deferred tax liability in conjunction with the SuperStock acquisition in February 2004.

In light of these revisions, the Company's certifying officers reconsidered the effect of the adequacy of the Company's disclosure controls and procedures for each of its quarterly reports filed in 2004, its annual report for the year ended December 31, 2004 and its quarterly report for the first quarter of 2005. The Company believes that through detailed discussion of these matters in the Controls and Procedures section of its Form 10-QSB for the quarter ended June 30, 2005 (the "2Q Form 10-QSB") and Form 8-K/A it has adequately disclosed the matter especially in light of the fact that the convertible subordinated notes (to which the beneficial conversion feature relates, and which accounts for the largest portion of the adjustments - all of which were noncash items) were repaid in the first quarter of 2005. Management believes that the inclusion of identical disclosure of these matters in filings for earlier periods will not further advance the interests of the Company's stockholders or enhance the credibility of the Company's financial reporting.

The Company disclosed in the 2Q Form 10-QSB a material weakness in the design or operation of internal controls that could adversely affect its ability to record, process, summarize and report interim financial data. The material weakness identified pertained specifically to the recording of convertible debt instruments (which the Company has since repaid) and deferred tax assets.

                 7660 Centurion Parkway, Jacksonville, FL 32256
               904.565.0066 | info@a21group.com | www.a21group.com

Upon determining that there were material weaknesses in its disclosure controls and procedures (specifically, its internal controls over financial reporting), the Company's management, with the oversight of its Audit Committee, promptly commenced an assessment of the factors that contributed to such weaknesses and the steps that needed to be taken to remediate the Company's disclosure controls and procedures. The Company's management, with the oversight of its Audit Committee, has taken steps to remediate the material weaknesses identified in its 2Q Form 10-QSB, which include:

o Improving the Company's internal financial reporting team. The Company is searching for a new chief financial officer with the requisite experience in accounting and public company reporting as well as the ability to lead the financial reporting team and work closely with senior management. The Company is also searching for additional financial reporting staff to supplement its existing financial reporting team's public company reporting capabilities. Additionally, the Company is planning on increasing the training in financial and public company reporting that it provides to its personnel.

o Retaining an outside professional resource firm. The Company has retained an independent professional resource firm (i.e., in addition to its independent accountants) to assist it in various financial reporting functions, including complying with SEC reporting requirements and assessing the adequacy of disclosure controls and procedures.

The Company believes that these actions will address the material weaknesses that affected its disclosure controls and procedures, and specifically its internal controls over financial reporting, as of its December 31, 2005 fiscal year end. The Company also believes that these material weaknesses have been adequately disclosed in its previous public filings.

Additional Statements:

a21, Inc. acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filings.

a21, Inc. acknowledges that SEC staff comments or changes to disclosure in response to staff comments in its filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings.

a21, Inc. acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

                                           Very truly yours,
                                           /s/ Thomas V. Butta
                                           -------------------------------------
                                           Thomas V. Butta
                                           President and Chief Financial Officer

                 7660 Centurion Parkway, Jacksonville, FL 32256
               904.565.0066 | info@a21group.com | www.a21group.com